EXHIBIT 99.1

Caledonia Mining Corporation Plc: Sale of securities by director

ST HELIER, Jersey, June 08, 2020 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE American: CMCL; AIM: CMCL; TSX: CAL) (the “Company” or “Caledonia”) announces that it has been notified today that Mark Learmonth, a director of Caledonia, has sold 10,000 depositary interests in common shares of the Company.  Mr Learmonth now holds 139,775 depositary interests which represent a holding of approximately 1.2% of the share capital of the Company.

Further details of the transaction are set out in the notification below.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mark Learmonth
2	Reason for the notification
a)	Position/status	Director and Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer, or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Depositary interests representing common shares of no par value JE00BF0XVB15
b)	Nature of the transaction	Sale of securities
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP12.025	10,000

d)	Aggregated information - Aggregated volume - Price	10,000 GBP12.025
e)	Date of the transaction	8 June 2020
f)	Place of the transaction	AIM of the London Stock Exchange plc